
CATHAY PACIFIC



**Cathay Pacific Airways Limited**
*Company Secretary's Department*
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
*www.cathaypacific.com*

Our Ref: CSA/CPA6/5(e)



20th April 2005

**By Registered Airmail**

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


05008035



Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary



DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

# CATHAY PACIFIC AIRWAYS LIMITED

*(Incorporated in Hong Kong with limited liability)*
*(Stock Code: 293)*

## Announcement
## Continuing Connected Transaction

On 4th March and 15th April 2005, the Company and DHL have entered into the Nagoya Amendment and Beijing Amendment to extend the term of the Agreements to 24th March 2007 and the Services to cover Nagoya and Beijing. As DHL is a connected person of the Company, the amendments of the Agreements constitute continuing connected transactions under Rule 14A.14 of the Listing Rules requiring compliance with the reporting and announcement requirements under Rules 14A.45-47.

**Agreements:** Cargo Capacity (Network Block Space) Agreement ("BSA") and Network Cargo Joint Sales Agreement ("JSA") (together the "Agreements") both dated 6th December 1999, as amended by the Amendments

**Parties:** (a) the Company
(b) DHL

### Particulars

Pursuant to the BSA, the Company provided cargo capacity for the carriage of DHL's air express materials (the "Services") between Hong Kong and Osaka, Seoul, Singapore and Taipei (the "Old Destinations"). Pursuant to the JSA, the Company acts as the agent for DHL to sell space reserved under the BSA surplus to DHL's requirements, for which the Company is paid a commission by DHL. The term of the Agreements was originally for three years to expire on 6th March 2003, and was extended by the JVA to 6th March 2006.

The Services to the Old Destinations were terminated on 9th February 2005.

Pursuant to the Amendments, the term of the Agreements is extended to 24th March 2007 and the Services to cover Nagoya and Beijing. The Nagoya Amendment became effective on 29th March 2005. DHL is entitled to terminate the Agreements by giving not less than three months' written notice before the end of an IATA Season. It is envisaged that the Agreements will be further amended to cover additional destinations such as Shanghai.

Payment is made in cash by DHL to the Company against invoice presented at the end of each two-week period within 21 days from the date of the invoice. On the basis of the prices negotiated at an arm's length with DHL in respect of the capacity to be provided for the Services, the Directors estimate that the maximum aggregate annual value (the "Annual Cap") of the Agreements, as amended from time to time, excluding fuel or other direct operating costs which may be agreed to be reimbursed separately by DHL will not exceed HK$600 million for each of the three years ending 31st December from 2005 to 2007. In determining the Annual Cap, consideration has been given to the value of cargo services provided by AHK to DHL totalling HK$715 million for the year ended 31st December 2004 for Bangkok, Osaka, Penang, Singapore, Taipei and Tokyo, and the possibility of extending the Services to additional destinations.

### Reasons for, and benefits of, the Agreements

The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company in the ordinary and normal course of its business that makes substantial contribution to the Company's revenue and profitability. It is normal for destinations to be added or deleted in accordance with market conditions.

### Connection between the parties

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. DHL first became a connected person of the Company on 17th October 2002 when it acquired an initial 30% attributable interest in AHK pursuant to the JVA; its interest was subsequently increased to 40% on 6th March 2003.

### Compliance with Listing Rules

It is expected that the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Agreements will, on an annual basis, be more than 0.1% but less than 2.5%.

The amendments of the Agreements constitute continuing connected transactions under the Listing Rules requiring compliance with the reporting and announcement requirements under Rules 14A.45-47.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the Annual Cap is exceeded, when the Agreements are renewed and when there is a material change to their terms.

### Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Agreements, as subsequently amended, are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to DHL than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

### Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler; Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Sir Adrian Swire, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin; and Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

***Definitions***

| | |
|---|---|
| "AHK" | AHK Air Hong Kong Limited, owned 60% by the Company and 40% by DHL, the principal activity of which is the operation of cargo airline services. |
| "Amendments" | The Nagoya Amendment and the Beijing Amendment. |
| "Beijing Amendment" | Amendment Agreement dated 15th April 2005 between the Company and DHL for amending the BSA to add Beijing as a destination. |
| "Company" | Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services. |
| "DHL" | DHL International GmbH (formerly DHL International Limited), the principal activity of which is the provision of international express distribution services. |
| "IATA Season" | A period commencing on the last Sunday of March and ending on the day before the last Sunday of October in any one year; or commencing on the last Sunday of October in any one year and ending on the day before the last Sunday of March in the next following year. |
| "JVA" | Joint Venture Agreement dated 9th October 2002 between the Company and DHL, pursuant to which DHL acquired a 30% attributable interest in AHK on 17th October 2002 and a further 10% on 6th March 2003. |
| "Listing Rules" | The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. |
| "Nagoya Amendment" | Amendment Agreement dated 4th March 2005 between the Company and DHL for amending the BSA and the JSA to add Nagoya as a destination. |

By Order of the Board

**Cathay Pacific Airways Limited**
**Margaret Yu**
*Company Secretary*
*Hong Kong, 19th April 2005*


SWIRE


CATHAY PACIFIC